ADVANCED BATTERY TECHNOLOGIES, INC.

21 West 39th Street, Suite 2A

New York, NY 10018

212-391-2752

212-391-2751 (fax)

December 22, 2008

VIA EDGAR

Gary Todd

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Washington, DC 20549

Re: Advanced Battery Technologies, Inc.

       Form 10-KSB/A for year ended December 31, 2007

       Filed September 2, 2008

       File No. 001-33726

Dear Mr. Todd:

I am writing in response to your letter dated October 31, 2008.  The Staff’s comments have been set forth below, indented, and each is followed by our response.

Form 10-KSB/A as of December 31, 2007

Management’s Discussion and Analysis

Results of Operations, Page 9

Comment #1.      Please expand future filings to describe the substantive reasons for the significant increase in revenues in 2007. In that regard, address the contributions to revenue from significant new customers, new products or new markets and changes in volume with existing customers. If significant, please also address the impact of changes in prices. For instance, it appears that you may have recognized increased revenues from vehicle batteries in 2007. Please apply the substance of this comment when describing changes in revenues in all future periods, including quarters. Refer to Item 303 of Regulation S-K and Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Exchange Act Release 34-48960).

Response to Comment #1

Commencing with our Form 10-K for the year ending December 31, 2008, future filings will be expanded to describe the substantive reasons for significant increases in revenue.  The relative contributions of new customers, new products, new markets, increased volume with existing customers, and pricing will be quantified and compared.

Comment #2:   In future filings please expand MD&A to quantify the expected amortization periods for deferred stock-based compensation, separately for employees and non-employees. Please also disclose how you determine the “expected duration of the employment or service of the recipients.” For instance, we note that you have previously informed us that employee stock-based compensations is amortized over the vesting period of the award and that non-employee stock-based compensation is amortized based on the service periods from the underlying contracts.

Response to Comment #2

Commencing with our Form 10-K for the year ending December 31, 2008, in our future filings the MD&A will include a quantification of the expected amortization period for deferred stock-based compensation separately for employees and non-employees.  The disclosure will also include the method by which we determined the expected duration of employment or service.

Liquidity and Capital Resource, page 10

Comment #3:      You disclose that you have granted “indefinite and informal” payment extensions on accounts receivable where you can demand payment at anytime. While we see your assertion that extended payment terms are typical in China, your accounting for revenues must comply with US GAAP, including SAB Topic 13. According, please respond to the following:

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Provide us a summary of the aging of your accounts receivable as of December 31, 2007 and as of the most recent balance sheet date. For significant accounts greater than 90 days old, please explain why you believe that collection is reasonably assured.

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Please confirm to us that you have not re-aged any customer receivables after the date that revenue was recognized. If you have done so, please explain the facts and circumstances, including why it was appropriate to recognize revenue at shipment.

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Please describe the typical timing of collection for outstanding receivables. Also describe your procedures to collect receivables outstanding for more than 90 days.

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Tell us why sales with indefinite payment terms should not be considered in-substance consignments. Refer to Questions 2 of SAB Topic 13A.2 and explain how your practices consider that guidance.

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In light of what appear to be indefinite payment terms, please tell us the basis for your conclusion that collection is reasonably assured.  Describe what you do and the evidence you gather in reaching that conclusion, including how and when you update that analysis prior to collection.

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Tell us whether you have granted payment term or price concessions after revenue was recognized at shipment.  Please explain the circumstances leading you to grant those concessions for any significant accounts.  If you granted such concessions, please tell us why you believe revenue is fixed and determinable at shipment.  Refer to SAB Topic 13 for guidance on the notice of fixed and determinable.

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Tell us how you can conclude that there have been no significant events of default by your customers if receivables have no specific due dates.

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Tell us whether you have granted payment terms where the customer, whether formally or informally, is not expected to expected to remit payment before sell through by that customer. In those instances, please explain why it is appropriate in GAAP to recognize revenue before sell through occurs. Refer again to Question 2 of SAB Topic 13A.2.

Response to Comment #3

The following summarizes the aging of our receivables:

	At December 31, 2007		At September 30, 2008
< 90 days	65.1%	$10,432,964	85.5%	$11,242,082
90 – 180 days	19.6%	$3,142,497	9.5%	$1,283,805
180 – 270 days	13.2%	$2,112,445	3.3%	$438,902
>270 days	2.1%	$333,946	1.7%	$225,851
> 365 days	< .0%	$4,753	nil	nil

In order to establish good business relationship, we usually offer credit sales to our customers, whom are either our existing clients or the new clients that have passed our credit checks. To date, however, our credit practices have not created a substantial risk of defaults.  In fact, the percentage of our accounts receivable that are aged more than 90 days old has been declining and we expect that it will continue to decline in the future.

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We have not re-aged any customer receivable after the date that revenue was recognized.

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Currently, most of our credit sales are for 60 to 90 days. We typically start our collection of the outstanding receivables one month after the shipment of the goods. For some customers, the collection period may be extended to a longer term but usually no more than 90 days. For outstanding receivables more than 90 days, the first step we take is to place a stop order on any future credit sales to the customer’s account until the outstanding receivables for that customer are collected. We also assign the sales person who is responsible for the credit sale to expedite the collections. For any balance aged more than one year, we would consider booking an allowance based on our experience with the customers.

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We should not have used the term “Indefinite.”  This was a mistake. In fact, we have not granted any indefinite payment terms, nor do we ever intend to do that.  All shipments of our products are made based on written sales agreements duly executed by authorized representatives of our Company and customers. All agreements contain specific payment terms, which are legally enforceable by us.  Upon the shipment of the goods, the title passed to the buyers. We do not offer any consignment sales.

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As noted in the preceding response, it was a mistake for us to use the term “indefinite” in our MD&A. We typically offer customer payment terms of 60 to 90 days and our collection of outstanding receivables has been good. As of September 30, 2008, more than 85% accounts receivables are within 90 days We evaluate the collectability of account receivable by performing an aging of accounts receivable by customers on monthly basis.

•

No price concession or extended payment term was ever given after revenue was recognized upon shipment. All sales payments have specific due dates based on the sales agreements. It was incorrect for us to state that our receivables have no specific due dates, which we will revise the wording in all our future filings. We had not granted any payment terms to any customer, whether formally or informally, which is not expected to remit payment before sell through by that customer.

Application of Critical Accounting Policies, page 12

Comment #4:      In light of the significant growth in sales and receivables in 2007 and your disclosure that you grant indefinite and informal extensions of credit to customers, please tell us why you should not provide critical accounting policy disclosure describing how you determine that collection of accounts receivable is reasonably assured. In that regard, it would appear that a conclusion that collection is reasonably assured would be particularly difficult if customer receivables are not timely collected or if those receivables have no specific payment terms.

Response to Comment #4

In future filings we will correct any reference to “indefinite” payment terms.  In addition, in future filings we will include in the Notes to our financial statements a disclosure of our policy regarding determining the collectability of accounts receivable.

Comment #5:      You disclose that the 18.5 year amortization period applied to deferred employee stock-based compensation is based on “the senior status of the employees, and our expectation that they will remain employed by ZQ Power-Tech for at least that period.” In future filings please clarify how the assigned life is consistent with the guidance from paragraph 39 of SFAS 123(R) which indicates that compensation cost is recognized over the period during which an employee is required to provide service in exchange for an award. We note that you have preciously represented to us that the assigned life is based on the vesting period.

Response to Comment #5

In future filings we will disclose that the assigned life of our stock-based compensation is based on the employment agreements signed by the recipients of the stock grants, which provide for vesting of the shares over varying periods, the average of which is 18.5 years.  The employment agreements provide that unvested shares will be cancelled if employment is terminated prior to completion of the vesting period.  To date, all employees who received such shares remain employed by the Company.

Controls and Procedures, page 19

Comment #6:     You disclose that “The term disclosure controls and procedures (defined in SEC Rule 13a-15(e)) refers to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported within required time periods.” While you are not required to repeat the definition of disclosure controls and procedures in your filing, if you chose to present that definition, please revise future filings so that what you disclose is substantially similar in all material respects to the language that appears in the entire two-sentence definition of disclosure controls and procedures as set forth in Rule 13a-15(e).

Response to Comment #6

In future filings we will revise the text headed “Controls and Procedures” to assure conformity to the definition of disclosure controls and procedures set forth in Rule 13a-15(e).

Financial Statements

Consolidated Statements of Income, page F-3

Comment #7:     In future filings please appropriately label weighted average shares and earnings per share for 2007 as “restated.” Please also make clarifying footnote disclosure.

Response to Comment #7

In future filings we will label weighted average shares and earnings per share for 2007 as “restated,” and will make clarifying footnote disclosure.

Comment #8:    It appears that you have a significant number of unvested shares granted for employee services that are currently included as outstanding for basic earnings per share purposes. Unvested shares are not normally included in weighted-average shares for basic earnings per share purposes. Please tell us how you concluded that your measure of basic earnings per share is appropriate in GAAP. Please refer to paragraphs 10 and 20 of SFAS 128 and paragraph 66 of SFAS 123(R). Similar guidance applies to any non-vested shares granted to non-employees.

Response to Comment #8

After review of SFAS 128 and SFAS 123(R), we determined that the inclusion of unvested shares in weighted average shares for basic earnings per share purposes was inappropriate.  Accordingly, in our Form 10-Q filed for the period ended September 30, 2008, we excluded unvested shares from that calculation, and included unvested shares only in the calculation of weighted average shares for diluted earnings per share.  We will follow this policy in future filings as well.

Note 2, Summary of Significant Accounting Policies, page F-7

Comment #9

     Based on the description of your Business on pages 4 and 5 it appears that you may have sales to significant customers as that notion is set forth in SFAS 131. Please tell us about your consideration of the significant customer disclosure from paragraph 39 of SFAS 131. Please make appropriate disclosure in the footnotes to future financial statements.

Response to Comment #9

After review of SFAS 131, we determined that the lack of disclosure of significant customers was inappropriate.  Accordingly, at page 19 and 20 of our Form 10-Q filed for the period ended September 30, 2008 we included disclosure pursuant to paragraph 39 of SFAS 131, and we will do so in future filings as well.

Comment #10:    The description of your Business also suggests that you are engaged in multiple lines of business based on the size, capacity and markets for your battery products. Please tell us why you have not provided product line disclosure as required by paragraph 37 of SFAS 131.

Response to Comment #10

The company operates in one operating segment in accordance with the provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. Although the Company is engaged in manufacturing of different size of batteries, the products and the end markets are essentially the same. The Company’s chief operating decision maker reviews and evaluates one set of combined financial information deciding how to allocate resources and to in assess performance. Therefore, we do not believe we are required to make disaggregated disclosure.

Comment #11:    As a related matter, if you conclude that you are required to make disaggregated disclosure under the cited guidance from SFAS 131, future MD&A should be expanded to specifically quantify and discuss revenues and changes in revenues generated from each product line. While we see that you have provided some disaggregated quantified MD&A disclosure in Forms 10-Q for 2008, future MD&A should also describe substantive reasons for changes in the amounts and composition of sales by product line from period to period.

Response to Comment #11

As per our response to comment #10, the Company operates in one operating segment and therefore we do not describe changes in the amounts and the composition of sales by product line at MD&A.

Revenue Recognition, page F-10

Comment #12:    Please expand future filings to describe how you apply, in your specific circumstances, each of the SAB 101 factors cited in the second sentence. Please also disclose when title passes. In addition, please also disclose the nature, terms and extent of discounts and return policies and procedures, including how these matters are considered in your revenue practices.

Response to Comment #12

In future filings, we will include description regarding SAB 101 when applicable. Title passes at shipment. Payment discounts are strictly prohibited in our policies and procedures. Therefore no payment discount has been ever issued in the past.

Income Taxes, page F-10

Comment #13:    In future filings please disclose the aggregate dollar and per share impact of the tax holidays in China. Refer to SAB Topic 11-C.

Response to Comment #13

After review of SAB Topic 11-C, we included the aggregate dollar value and per share impact of tax holidays in China on page F-9 of our Form 10-Q for the period ended September 30, 2008, and we will do so in future filings.

Comment #14:    As a related matter, the notes to your financial statements should include all relevant qualitative and quantitative disclosures from paragraphs 43 through 48 of SFAS 109.  Since you are a Delaware company, those disclosures should appropriately consider income tax disclosure relevant to the consolidated financial statements in addition to any disclosure required to explain the income tax status of the operating business in China. To the extent you believe individual disclosures under the cited paragraphs of SFAS 109 are not applicable, please explain.

Response to Comment #14

To date, all of the Company’s revenue has been generated in China.  Therefore the Company has not been incurred income tax in either Delaware or the United States.  For that reason, the cited paragraphs of SFAS 109 are not applicable.

Foreign Currency Translation, page F-13

Comment #15:    You disclose that gains and losses from foreign currency transactions are included in accumulated other comprehensive income. Please tell us how that accounting is consistent with paragraph 15 of SFAS 52. Unless your transactions meet one of the exceptions described in paragraph 20 of SFAS 52, gains and losses from foreign currency transactions are normally recognized in earnings.

Response to Comment #15

The reference to “foreign currency transactions” in our notes was erroneous.  The reference should have been to “foreign currency translations,” which are properly accounted for as accumulated other comprehensive income.  The erroneous reference was corrected in our Form 10-Q for the period ended September 30, 2008, and will be corrected in future filings.

Note 5, Intangible Assets, page F-16

Comment #16:    In future filings disclose the expected amount of amortization for each of the next five years. Refer to paragraph 45a(3) of SFAS 142

Response to Comment #16

Commencing with our Form 10-K for the year ending December 31, 2008, in future filings we will disclose the expected amount of amortization for each of the five succeeding years.

Note 10, Stock-Based Compensation, page F-19

Comment #17:    You have granted shares of stock under the 2004 and 2006 equity plans for which the vesting period approximates 18 years. Tell us whether any of the employees (including directors, officers and other employees) are no longer employed by your company. If so, tell us about the disposition of the unvested shares and quantify the number of individuals and the number of shares involved. If you have permitted recipients to retain shares that were not fully vested at the termination date (1) please explain the facts and circumstances, and (2) tell us why the vesting period appropriately represents the requisite service period for SFAS 123(R) purposes for shares continuing to vest for other recipients that you continue to employ.

Response to Comment #17

Each of the employees who received shares under either the 2004 or the 2006 equity plan remains employed by the Company.

Comment #18:    As a related matter, also tell us whether you physically issued the unvested shares granted from the equity plans to the recipients. If so, please explain what you do to re-acquire those shares if employment is terminated before vesting is complete.

Response to Comment #18

Certificates for the unvested shares were issued to the employees who received grants under the 2004 and 2006 equity plans, and were delivered to those employees.  If an employee is terminated before vesting is complete, the employee’s contract requires that she or he return the certificate to the Company.

Comment #19:    With respect to share grants under the equity incentive plans, if true, please revise future filings to clarify that fair market value on the date of grant is based on quoted market price on that date. If it is not, please explain in response to this comment.

Response to Comment #19

In future filings we will clarify that the fair market value on the date of grant is based on the quoted market price on that date.

Comment #20:   With respect to consultants we note the unusually long contractual life for your consulting agreements, which last as long as 10 years. Please confirm to us that the individual consultants continue to provide services as specified in the underlying contracts. If not, please tell us why the amortization should not be accelerated in those instances.

Response to Comment #20

Each of the consultants continues to provide services as specified in the underlying contract.

Other

Comment #21:  We see that you issued a press release on October 16, 2008 announcing a significant new contract with Veken. Please file this contract or tell us why you are not required to file the contract under the requirements of Regulation S-K.

Response to Comment #21

The contract with Veken identifies a specific battery to be sold, allocates responsibility for ordering and other procedures, and provides for payment on “net five days” terms.  The Veken contract does not bind Veken to place any order.  Therefore, it does not “provide for obligations that are material to and enforceable against (any party),” per the definition of “material definitive agreement” in the instructions to Item 1.01 of Form 8-K.

Acknowledgement

The undersigned, as Chief Financial Officer of Advanced Battery Technologies, Inc., hereby acknowledges that:

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 Advanced Battery Technologies, Inc. is responsible for the adequacy and accuracy of the disclosures in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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Advanced Battery Technologies, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours,

/s/ Dahe Zhang

Dahe Zhang, Chief Financial Officer